Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    CoolBrands International Inc. reports financial results for the year ended August 31, 2006 ("Fiscal 2006")

    MARKHAM, ON, Jan. 29 /CNW/ - CoolBrands International Inc. (TSX: COB.A)
today announced its operating results for Fiscal 2006.

    Operating results (amounts expressed in 000's, except per share data, reported in USD)

    For Fiscal 2006, net revenues from continuing operations decreased to
$99,348, compared to $149,710 for Fiscal 2005, a 33.6% decrease. The net loss for Fiscal 2006 was ($70,182) (($1.25) basic and diluted loss per share), compared to net loss of ($74,070) (($1.32) basic and diluted earnings per share) for Fiscal 2005.
    The decrease in net revenues for Fiscal 2006 from continuing operations reflects the decrease in sales generated by the frozen dessert segment, which was partially offset by the decrease in trade promotion payments and slotting fees made to customers, which are treated as a reduction in revenues, and the elimination of drayage income (which is earned by Eskimo Pie Frozen
Distribution, Inc. and reclassified to discontinued operations). In Fiscal
2006, net sales declined by 32.2% to $96,936, compared with $142,873 for
Fiscal 2005. The decline in sales came from most of our frozen dessert brands, but was partially offset by sales of new products introduced in 2006.
    Gross profit percentage for Fiscal 2006 declined to (14.2)%, compared with 0.5% for Fiscal 2005. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

    <<
    1.  Our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales;
        and

    2.  The change in mix of frozen dessert products being sold in Fiscal
        2006 with lower gross profit margins, compared with Fiscal 2005.

    In addition to the negative gross margins during Fiscal 2006, results were adversely affected by:

    1.  The loss on impairment of goodwill of $3,500 incurred with respect to the frozen dessert segment to recognize the deterioration in value of the business as a result of the declining sales or the potential abandonment or termination of various licensing agreements.

    2.  The loss on impairment relating to certain licenses not likely to continue, and related prepaid packaging and design costs totaling
        $3,609.

    3.  The loss on impairment of $1,890 incurred with respect to property, plant and equipment currently in storage.

    4.  The write-off of debt acquisition costs totaling $2,015 reflected in selling, general and administrative expenses.

    5.  The loss on impairment of $1,140 relating to deferred acquisition costs, prepaid royalties and net receivables from Americana Foods.

    6.  The loss generated by the Company's majority owned subsidiary,
        Americana Foods L.P., which totaled $23,542, net of minority interest, and which included the losses on impairment aggregating
        $11,150 relating to the reduction to estimated fair market value of accounts receivable ($1,500), inventory ($5,750), and property, plant and equipment ($3,900).

    7.  The recording of a loss on impairment of goodwill associated with the yogurt segment. In Fiscal 2006, the Company began to market the yogurt segment for sale and on January 2, 2007, entered into a definitive agreement to sell the yogurt segment to an unaffiliated third party. An impairment of $5,428 was recorded to recognize the difference between the carrying value of the net assets of the yogurt segment and the fair value based upon the definitive agreement. The impairment was included in loss from discontinued operations in the
        Fiscal 2006 statement of operations.
    >>

    The Fiscal 2005 year results were adversely affected by the non-cash pre-tax asset impairment charge of $51,141, which resulted from the impairment of goodwill and intangible assets related to our frozen dessert segment.
Additionally we recognized a loss on impairment of $4,384 with respect to our franchising and licensing segment which was included in discontinued
operations in Fiscal 2005.

    Cash and working capital

    Cash, investments and restricted cash decreased to $393 at August 31,
2006, compared to $41,562 at August 31, 2005. Working capital decreased to
($23,992) at August 31, 2006, compared to $28,477 at August 31, 2005. Our current ratio declined to 0.75 to 1.0 at August 31, 2006 from 1.2 to 1.0 at
August 31, 2005. These changes in current assets and current liabilities are attributable primarily to continued cash operating losses, the use of cash investments and restricted cash to repay a portion of the outstanding indebtedness that existed at August 31, 2005, the classification of all bank indebtedness, which was in default at August 31, 2006, as current liabilities, and the decrease in accounts receivable and inventory due to the overall decline of the business, which was greater than the decrease to accounts payable and accrued liabilities. Because the Company had a negative working capital position and the business continues to decline, the Company may not be able to continue as a going concern without the consummation of the sale of assets and/or businesses. On January 24, 2007, the Company's subsidiaries,
Eskimo Pie Corporation and Integrated Brands Inc., sold their Eskimo Pie and
Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer's Grand Ice Cream
Holdings, Inc. ("Dreyer's"), and utilized a portion of the proceeds to repay the amounts outstanding under the Corporate Credit Facility.

    Filing Default

    Further to the Corporation's press release dated October 4, 2006 in which
CoolBrands stated that it would not meet the statutory filing deadline for its audited annual financial statements, related management's discussion and analysis and annual information form for its financial year ended August 31,
2006, the Company announces that it has today filed its audited annual financial statements and related management's discussion and analysis with the applicable Canadian securities regulators. CoolBrands did not file its annual information form, its certifications required pursuant to National
Instrument 52-109 or its Fiscal 2007 first quarter financial statements and therefore does not expect that the management cease trade order related to
CoolBrands' securities and imposed against all of the directors and certain officers of CoolBrands will be lifted at the present time.

    <<
    CoolBrands International Inc.
    Consolidated Balance Sheets as at August 31, 2006 and 2005

    -------------------------------------------------------------------------
    (Amounts expressed in thousands of dollars)
                                                           2006         2005

    Assets

    Current Assets:

    Cash                                               $    393     $ 24,062
    Investments                                               -        7,500
    Restricted cash                                           -       10,000
    Receivables, net                                     12,780       22,833
    Receivables - affiliates                                  -        1,780
    Inventories                                           9,131       29,918
    Current assets of discontinued
     operations held for sale                            38,142       52,719
    Income taxes recoverable                             11,000        9,767
    Prepaid expenses                                        819        1,490
    Deferred income taxes, net of valuation allowance         -        5,148
                                                     -----------  -----------

    Total current assets                                 72,265      165,217

    Non-current assets of discontinued
     operations held for sale                            51,927       64,453

    Deferred income taxes, net of valuation allowance         -       14,799

    Property, plant and equipment                        23,051       31,976

    Intangible and other assets                           1,515        5,857

    Goodwill                                             11,790       15,543
                                                     -----------  -----------

                                                       $160,548     $297,845
                                                     -----------  -----------
                                                     -----------  -----------

    Liabilities and Shareholders' Equity

    Current Liabilities:
    Notes payable in default                           $ 10,077     $      -
    Notes payable of majority owned subsidiary
     in default                                          23,501            -
    Accounts payable                                     20,462       28,198
    Accrued liabilities                                  14,900       21,106
    Payables - affiliates                                     -          620
    Income taxes payable                                    140            -
    Deferred income taxes, net of valuation allowance         -           93
    Current liabilities of discontinued operations
     held for sale                                       22,890       34,009
    Short term borrowings                                     -       34,553
    Current maturities of long-term debt                      -       18,161
    Other liabilities                                     4,287            -
                                                     -----------  -----------

    Total current liabilities                            96,257      136,740

    Other liabilities                                         -        2,442
    Non-current liabilities of discontinued
     operations held for sale                               825          684
    Long-term debt, including obligations
     under capital leases                                   348        8,248
    Deferred income taxes                                 2,000        6,140
                                                     -----------  -----------

    Total liabilities                                    99,430      154,254
                                                     -----------  -----------

    Minority interest                                         -        5,185
                                                     -----------  -----------

    Commitments and contingencies

    Shareholders' Equity:
    Capital stock                                        97,804       97,578
    Additional paid-in capital                           38,812       46,376
    Accumulated other comprehensive losses               (1,464)      (1,696)
    Accumulated deficit                                 (74,034)      (3,852)
                                                     -----------  -----------

    Total shareholders' equity                           61,118      138,406
                                                     -----------  -----------

                                                       $160,548     $297,845
                                                     -----------  -----------
                                                     -----------  -----------

    CoolBrands International Inc.
    Consolidated Statements of Operations

    -------------------------------------------------------------------------
    (Amounts expressed in thousands of dollars, except for per share data)

                                                           2006
                                                      Pro Forma
                                              2006   (Unaudited)        2005
    Net revenues:

    Net sales                             $ 96,936     $ 46,191     $142,873
    Other income                             2,412        2,267        6,837
                                        -------------------------------------

    Total net revenues                      99,348       48,458      149,710

    Cost of goods sold                     110,718       49,424      142,181
    Selling, general and administrative
     expenses                               40,101       34,527       37,530
    Interest expense                         2,000          401        1,687
    Asset impairment                        21,289       10,139       51,141
    Gain on sale of building                     -            -       (3,515)
                                        -------------------------------------

    Loss from continuing operations
     before income taxes and minority
     interest                              (74,760)     (46,033)     (79,314)

    Minority interest                        5,185            -        2,700
                                        -------------------------------------

    Loss from continuing operations
     before income taxes                   (69,575)     (46,033)     (76,614)
                                        -------------------------------------

    (Recovery of) Provision for
     income taxes:

    Current                                (11,100)     (11,100)      (8,439)
    Deferred                                 5,145        5,145          841
                                        -------------------------------------
                                            (5,955)      (5,955)      (7,598)
                                        -------------------------------------
    Net loss from continuing operations    (63,620)     (40,078)     (69,016)
                                        -------------------------------------

    Discontinued operations:
    Loss from operations of discontinued
     operations                             (6,972)      (6,972)      (5,054)
    Gain on sale of franchising segment        410          410
    Loss generated by majority owned
     subsidiary, net of minority interest        -      (23,542)           -

    Net loss from discontinued operations   (6,562)     (30,104)      (5,054)
                                        -------------------------------------

    Net loss                              $(70,182)    $(70,182)   $ (74,070)
                                        -------------------------------------
                                        -------------------------------------
    Per share data:

    Loss per share (basic and diluted):
    Continuing operations                   $(1.13)      $(0.71)      $(1.23)
    Discontinued operations                  (0.12)       (0.54)       (0.09)
                                        -------------------------------------
                                            $(1.25)      $(1.25)      $(1.32)
                                        -------------------------------------
                                        -------------------------------------

    Weighted average shares outstanding:
    Shares used in per share calculation -
     basic and diluted                      56,047       56,047       55,924
                                        -------------------------------------
                                        -------------------------------------

    CoolBrands International Inc.
    Consolidated Statements of Cash Flows for the years ended August 31, 2006 and 2005

    -------------------------------------------------------------------------
    (Amounts expressed in thousands of dollars)
                                                           2006         2005

    Cash and short-term investments provided by
     (used in):
    Operating activities:
    Net loss                                           $(70,182)    $(74,070)
      Adjustments to reconcile net loss to net
       cash flows from operating activities
        Depreciation and amortization                     5,026        4,466
        Asset impairment                                 21,289       51,141
        Stock-based compensation expense                    443        1,918
        Deferred income taxes                             5,145          493
        Gain on sale of building and other assets             -       (3,634)
        Minority interest                                (5,185)      (2,696)
        Net loss from discontinued operations             6,972        5,054
        Gain on sale of franchising segment                (410)           -
    Cash effect of changes from continuing operations
        Receivables                                       9,304       22,487
        Receivables - affiliates                          1,569        1,831
        Allowance for doubtful accounts                    (537)        (110)
        Inventories                                      15,037        6,261
        Prepaid expenses                                    676       (2,000)
        Income taxes recoverable                         (1,046)      (9,767)
        Accounts payable                                 (7,736)      10,848
        Payables - affiliates                              (620)        (230)
        Accrued liabilities                              (4,753)       1,665
        Income taxes payable                                  -       (5,240)
        Other assets                                      1,022         (559)
        Other liabilities                                   694          124
                                                     -----------  -----------
    Cash (used in) provided by operating activities     (23,292)       7,982
                                                     -----------  -----------

    Investing activities:
      Purchase of property, plant and equipment          (1,416)     (13,500)
      Purchase of license agreements and other
       intangibles                                                       (26)
      Proceeds from sale of building                          -        5,434
      Decrease(increase) in restricted cash              10,000      (10,000)
      Purchase of investments                                 -       (2,500)
      Redemption of investments                           7,500       23,050
      Decrease (increase) in notes receivable                15          (36)
                                                     -----------  -----------
    Cash provided by investing activities                16,099        2,422
                                                     -----------  -----------
    Financing activities:
      Change in revolving line of credit, secured             -        2,661
      Proceeds from notes payable in default             10,077            -
      Proceeds from notes payable of majority
       owned subsidiary, in default                      23,918            -
      Repayment of notes payable of majority
       owned subsidiary, in default                        (417)           -
      Proceeds from short term borrowings                     -       44,553
      Proceeds from issuance of Class A and B shares        139           57
      Repayment of short term borrowings                (34,553)     (10,000)
      Repayment of long-term debt                       (26,409)      (3,785)
                                                     -----------  -----------
    Cash (used in) provided by financing activities     (27,245)      33,486
                                                     -----------  -----------
    Decrease (increase) in cash flows due to
     changes in foreign exchange rates                      230         (695)
                                                     -----------  -----------
    Cash flows provided by (used in) from
     discontinued operations:
    Net loss from  discontinued operations               (6,972)      (5,054)
    Operating                                             8,937        8,311
    Investing                                             8,574      (58,445)
    Financing                                                 -         (222)
                                                     -----------  -----------
    Cash provided by (used in) discontinued
     operations                                          10,539      (55,410)
                                                     -----------  -----------
    (Decrease)  in cash and cash equivalents            (23,669)     (12,215)
    Cash and cash equivalents - beginning of year        24,062       36,277
                                                     -----------  -----------
    Cash and cash equivalents - end of year            $    393     $ 24,062
                                                     -----------  -----------
                                                     -----------  -----------

    CoolBrands International Inc.
    Summary Financial Data

    -------------------------------------------------------------------------
    (Amounts expressed in thousands of dollars, except for per share data)

                                                        Year ended August 31,
                                                           2006         2005
    -------------------------------------------------------------------------
    Total net revenues from continuing operations      $ 99,348     $149,710
                                                     ------------------------
    Net loss from continuing operations                 (63,620)     (69,016)
                                                     ------------------------
    Gain on sale of discontinued operations                 410            -
    Net loss from discontinued operations                (6,972)      (5,054)
                                                     ------------------------
    Discontinued operations                              (6,562)      (5,054)
                                                     ------------------------
    Net loss                                            (70,182)     (74,070)
                                                     ------------------------
                                                     ------------------------
    Loss per share from continuing operations:
    Basic and Diluted                                     (1.13)       (1.23)
    Loss per share from discontinued operations:
    Basic and Diluted                                     (0.12)       (0.09)
    Loss per share:
    Basic and Diluted                                     (1.25)       (1.32)

                                                        For the year ended
                                                      August 31,   August 31,
                                                           2006         2005
                                                              $            $
    -------------------------------------------------------------------------

    Depreciation and amortization                         5,026        4,466
    Interest expense                                      2,000        1,687
    Weighted average number of shares outstanding:
      Shares used in per share calculation - basic       56,047       55,924
      Shares used in per share calculation - diluted     56,047       55,924
    >>

    About CoolBrands International Inc.: CoolBrands is focused on manufacturing, marketing and selling a broad range of ice creams and frozen snacks under nationally and internationally recognized brand names. For additional information please visit CoolBrands' website at
www.coolbrandsinc.com.

    Forward-Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in CoolBrands' products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 21:00e 29-JAN-07